Exhibit 99.1

ASX, Nasdaq and Media

Release

14 June 2021

Opthea Appoints Company Secretary and Vice President of Finance

Melbourne, Australia; 14 June 2021 – Opthea Limited (ASX:OPT; Nasdaq:OPT), a clinical stage biopharmaceutical company developing novel therapies to treat highly prevalent and progressive retinal diseases, is pleased to announce the appointment of Mrs. Karen Adams as Vice President of Finance and Company Secretary, effective June 12, 2021.

Mrs. Adams is an experienced finance executive who has directed financial operations at several ASX and dual ASX-Nasdaq listed companies. Mrs. Adams joins Opthea having previously served as Chief Financial Officer of Victor Smorgon Group with responsibilities for the financial reporting of multiple operating businesses of the Group. Prior to Victor Smorgon, Mrs. Adams was Director of Finance at Nexvet Biopharma where she was a key member of the Finance Team through the company’s listing on the Nasdaq and subsequent acquisition by Zoetis, with multinational financial reporting responsibilities. Mrs. Adams’ prior experience also includes several years as Financial Controller of Biota Holdings Limited and subsequently Biota Pharmaceuticals following the company’s merger with Nabi Pharmaceuticals and Nasdaq listing, and Financial Controller of the multinational corporation Agva-Gevaert N.V.

“We welcome Mrs. Adams to Opthea at an exciting time for the Company as we advance OPT-302 through pivotal Phase 3 clinical trials for wet age-related macular degeneration,” commented Dr. Megan Baldwin, Chief Executive Officer and Managing Director of Opthea. “Mrs. Adams’ extensive experience and sound understanding of corporate governance, processes, controls and financial reporting for dual ASX-Nasdaq listed companies will be an asset for Opthea, particularly as we build our presence in the U.S.”

Mrs. Adams holds a Bachelor of Business (Accounting) degree from Swinburne University and a Graduate Diploma of Applied Corporate Governance. Mrs. Adams graduated from the Australian Society of CPAs at Monash University as a Certified Practicing Accountant (CPA) in 1996.

Authorized for release to ASX by Megan Baldwin, CEO & Managing Director

Company & Media Enquiries:	Join our email database to receive program updates:

U.S.A. & International: Sam Martin Argot Partners Tel: +1 212-600-1902 opthea@argotpartners.com Australia: Rudi Michelson Monsoon Communications Tel: +61 (0) 3 9620 3333	Tel: +61 (0) 3 9826 0399 info@opthea.com www.opthea.com

Level 4, 650 Chapel Street, South Yarra, Victoria 3141 Australia T +61 (3) 9826 0399 F +61 (3) 9824 0083

www.opthea.com ABN 32 006 340 567

About Opthea

Opthea (ASX:OPT; Nasdaq:OPT) is a biopharmaceutical company developing novel therapies to address the unmet need in the treatment of highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD) and diabetic macular edema (DME). Opthea’s lead product candidate OPT-302 is in pivotal Phase 3 clinical trials and being developed for use in combination with anti-VEGF-A monotherapies to achieve broader inhibition of the VEGF family, with the goal of improving overall efficacy and demonstrating superior vision gains over that which can be achieved by inhibiting VEGF-A alone.

Inherent risks of Investment in Biotechnology Companies

There are a number of inherent risks associated with the development of pharmaceutical products to a marketable stage. The lengthy clinical trial process is designed to assess the safety and efficacy of a drug prior to commercialization and a significant proportion of drugs fail one or both of these criteria. Other risks include uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Companies such as Opthea are dependent on the success of their research and development projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Therefore, investment in companies specializing in drug development must be regarded as highly speculative. Opthea strongly recommends that professional investment advice be sought prior to such investments.

Forward-looking statements

Certain statements in this announcement may contain forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Any statement describing Company goals, expectations, intentions or beliefs is a forward-looking statement and should be considered an at risk statement, including, but not limited to, the continuation of patient recruitment for Opthea’s pivotal Phase 3 clinical trials of OPT-302 in wet AMD. Such statements are based on Opthea’s current plans, objectives, estimates, expectations and intentions and are subject to certain risks and uncertainties, including risks and uncertainties associated with clinical trials and product development and the impact of general economic, industry or political conditions in Australia, the United States or internationally. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus filed with the SEC on October 19, 2020. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required under applicable law. You should not place undue reliance on these forward-looking statements as predictions of future events, which statements apply only as of the date of this announcement. Actual results could differ materially from those discussed in this ASX announcement.

Level 4, 650 Chapel Street, South Yarra, Victoria 3141 Australia T +61 (3) 9826 0399 F +61 (3) 9824 0083

www.opthea.com ABN 32 006 340 567